# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Altus Power, Inc., CIK 0001828723
CUSIP: 02217A102
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2200 Atlantic Street, 6th Floor, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0000950170-25-054898
Filed by CIK 0001896588
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Marisa Beeney, Blackstone Alternative Credit Advisors, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Julian J. Seiguer, P.C,, Kirkland & Ellis LLP, 609 Main Street, Houston, Texas (TX), 77002, (713) 836-3600

## Reporting persons
- GSO Altus Holdings LP (CIK 0001896588): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GSO Altus Holdings Associates LLC (CIK 0001896569): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GSO Holdings I L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Altus Power, Inc.
Address of issuer's principal executive offices: 2200 Atlantic Street, 6th Floor, Stamford, Connecticut (CT), 06902
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D, originally filed on December 17, 2021, as amended by the Amendment No. 1 filed on October 4, 2022, and Amendment No. 2 filed on February 7, 2025. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplement to add the following at the end thereof:

In connection with consummation of the transactions contemplated by the Merger Agreement ("Closing"), the Reporting Persons disposed of all shares of Class A Common Stock in exchange for consideration equal to $5 per share. Following Closing, the Class A Common Stock ceased to be listed or traded on the New York Stock Exchange, and the Issuer became a privately-held company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

As of the date hereof, none of the Reporting Persons directly or indirectly hold any shares of Class A Common Stock.

GSO Altus Holdings Associates LLC is the general partner of GSO Altus Holdings. GSO Holdings I L.L.C. is the managing member of GSO Altus Holdings Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
Except as set forth in Item 4 hereof, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, has effected any transactions in Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Merger and transactions related thereto, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock on April 16, 2025.

## Signatures
- GSO Altus Holdings LP: /s/ Marisa Beeney, Authorized Signatory (04/18/2025)
- GSO Altus Holdings Associates LLC: /s/ Marisa Beeney, Authorized Signatory (04/18/2025)
- GSO Holdings I L.L.C.: /s/ Marisa Beeney, Authorized Signatory (04/18/2025)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Managing Director - Assistant Secretary (04/18/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Managing Director - Assistant Secretary (04/18/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Managing Director - Assistant Secretary (04/18/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Managing Director - Assistant Secretary (04/18/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (04/18/2025)
Comment: GSO ALTUS HOLDINGS LP By: GSO Altus Holdings Associates LLC. its general partner By: GSO Holdings I L.L.C., its managing member GSO ALTUS HOLDINGS ASSOCIATES LLC By: GSO Holdings I L.L.C., its managing member BLACKSTONE HOLDINGS II L.P. By: Blackstone Holdings I/II GP L.L.C., its general partner